Exhibit 10.23

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement” or “Employment Agreement”) is made and entered into as of December 3, 2020 to be effective immediately prior to the consummation of the Qualified Public Offering (as defined below) (the date of such consummation, the “Effective Date”) by and between Petco Animal Supplies Stores, Inc., a Delaware corporation (“Petco” or “the Company”), PET Acquisition LLC, a Delaware limited liability company (including its successor, Petco Health and Wellness Company, Inc., “Parent”), and Ronald V. Coughlin (“Executive”) and supersedes in its entirety that certain employment agreement dated as of June 4, 2018 (such date, the “Prior Effective Date”) between the Company and the Executive. Petco, Parent and Executive are hereinafter collectively referred to as the “Parties,” and are individually referred to as a “Party.” If the Qualified Public Offering does not occur on or before June 30, 2021, this Agreement shall be null and void and the Prior Employment Agreement shall continue in full force and effect.

RECITALS

A. WHEREAS, Petco and the Executive are parties to an employment agreement dated June 4, 2018 (the “Prior Employment Agreement”);

B. WHEREAS, the Board of Managers of Parent (including the Board of Directors of its successor, Petco Health and Wellness Company, Inc., the “Board”) believes it is in the best interests of Petco and Parent to amend and restate the Prior Employment Agreement in anticipation of Parent becoming a publicly traded company, and to make certain other changes as set forth herein;

C. WHEREAS, Petco desires to continue to assure the association and services of Executive in order to retain Executive’s experience, skills, abilities, background and knowledge, and is willing to engage Executive’s services on the terms and conditions set forth in this Agreement; and

D. WHEREAS, Executive has served as the Chief Executive Officer (“CEO”) of Petco since June 13, 2018 (the “Start Date”) and Executive desires to continue to serve as the CEO of Petco and Parent and to serve as Chairman of Parent, and is willing to accept such employment on the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing Recitals and the mutual promises and covenants herein contained, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	EMPLOYMENT.

1.1 Petco hereby employs Executive, and Executive hereby accepts employment by Petco, upon the terms and conditions set forth in this Agreement, for the period commencing on the Effective Date and ending as provided in Section 4 hereof (the “Employment Period”). In addition, while employed by Petco pursuant to this Agreement, Executive shall serve as a member of the Board.

1.2 Executive shall serve as the CEO of Petco and the Chairman and CEO of Parent and shall report to the Board.

1.3 Executive shall do and perform all services, acts or things necessary or advisable to manage and conduct the business of the Company and Parent, consistent with the bylaws of the Company and Parent and as required by the Board, and which are customarily associated with his position as Chairman and CEO.

1.4 Unless the Parties otherwise agree in writing, during the Employment Period, Executive shall perform his services at Petco’s offices, located in San Diego, California or such other facilities of the Company as the Company and Executive may agree upon from time to time; provided, however, that the Company may from time to time require Executive to travel temporarily to other locations in connection with the Company’s business.

2.	LOYAL AND CONSCIENTIOUS PERFORMANCE; NONCOMPETITION.

2.1 During the Employment Period, Executive shall devote his full business energies, interest, abilities and productive time to Petco. This section shall not preclude Executive from managing personal investments, subject to Section 2.3, engaging in civic, charitable or religious activities, or serving on boards of directors of companies or organizations that do not present any conflict with the interests of the Company or otherwise adversely affect the Executive’s performance of his duties.

2.2 Except with the prior written consent of the Board, Executive will not, during the Employment Period, compete with the Company, either directly or indirectly, in any manner or capacity, as adviser, consultant, principal, agent, partner, officer, director, employee, member of any association or otherwise, in any phase of developing, manufacturing or marketing any product or service that is in the same field of use or that otherwise competes with a product or service that is offered, is actively under development, or is actively being considered for development by the Company.

2.3 Except as permitted herein, Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest that Executive knows or should know is adverse or antagonistic to the Company, its business, clients, strategic partners, investors or prospects. Ownership by Executive, as a passive investment, of less than five percent (5%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange or publicly traded in the over-the-counter market shall not constitute a breach of this paragraph. If common stock in Parent becomes publicly traded on a national securities exchange, ownership by Executive of Parent’s common stock shall not constitute a breach of this paragraph, provided that the Executive shall be subject to Parent’s insider trading and other similar policies, as may be adopted and in effect from time to time.

3.	COMPENSATION AND BENEFITS.

3.1 Base Salary. The Company will pay Executive an annual base salary (the “Base Salary”) of one million one-hundred thousand dollars ($1,100,000) per year, payable in accordance with the Company’s standard payroll practices. Such salary shall be prorated for any partial year of employment on the basis of a 365-day fiscal year.

3.2 Executive’s Base Salary shall be reviewed annually and may be increased (but not decreased) in the Company’s sole discretion.

3.3 Withholding. All of Executive’s compensation, including amounts payable pursuant to Section 4.1, shall be subject to withholding taxes, standard deductions and any other employment taxes as are required to be collected or withheld by the Company under applicable law.

3.4 Repayment Obligation. Executive agrees that, if Executive’s employment is terminated by the Company for Cause (as defined below) or Executive resigns without Good Reason (as defined below), in either case, prior to the third anniversary of the Start Date, Executive will promptly repay to the Company two million six hundred sixty-six thousand six hundred sixty-six dollars ($2,666,666). If Executive fails to repay any portion of any amount owed pursuant to the immediately-preceding sentence, the Company and its affiliates may, subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), withhold any compensation or other payments owed to Executive to the extent necessary to satisfy such repayment obligation.

3.5 Annual Performance Bonus. Executive will be eligible for a bonus payment for each fiscal year of the Company (the “Annual Performance Bonus”), with a target bonus of one hundred twenty-five percent (125%) of Executive’s annualized Base Salary for the applicable fiscal year, based on the achievement of specific performance criteria established by the Board in consultation with Executive. The annual bonus earned by Executive shall be paid to Executive in no event later than the later of (i) the 15th day of the third month following the end of the Executive’s taxable year in which such annual bonus is earned or (ii) the 15th day of the third month following the end of the Company’s taxable year in which such bonus is earned. Executive must be actively employed at Petco at the time the bonus is paid in order to be eligible to receive the payment, except as provided in Sections 4.1(b) or 4.1(c).

3.6 Special Performance Bonus; Special RSU Grant.

(a) If the Company’s EBITDA exceeds $500 million for any two consecutive fiscal years that commence on or after January 2019, Executive shall be paid a cash bonus of Five Million Dollars ($5,000,000) (the “Special Performance Bonus”), subject to his continued employment through the last day of the second such fiscal year, except as provided in Section 4.1(b)(iv) and Section 4.1(c)(iv). Such bonus shall be payable at the same time as the Annual Performance Bonus described in Section 3.5 that is earned for such second fiscal year. For purposes hereof, “EBITDA” means the Company’s earnings before interest, taxes, depreciation and amortization, as determined by the Board in good faith, provided that EBITDA shall be measured and adjusted on the same basis used by the Company in measuring the Company’s adjusted EBITDA for the fiscal year that ended in January 2018, subject to reasonable further adjustments by the Board for acquisitions, dispositions, non-recurring items, and other appropriate circumstances. For the avoidance of doubt, (i) only one Special Performance Bonus may be paid hereunder and (ii) if the Special RSUs described below are not granted (i.e., because a Qualified Public Offering does not occur within thirty (30) days of the last day of the Company’s 2020 fiscal year), this paragraph shall continue in effect and Executive shall remain eligible to receive a Special Performance Bonus pursuant to the terms hereof.

(b) Notwithstanding the foregoing, in lieu of the Special Performance Bonus, if a Qualified Public Offering (as defined below) occurs no later than thirty (30) days following the last day of the Company’s 2020 fiscal year, Parent shall grant Executive restricted stock units (the “Special RSUs”) with respect to common stock with a fair market value of $5,000,000 as of the date of the Qualified Public Offering, as determined by the Board in good faith. Such Special RSUs shall be subject to the Equity Plan and a grant agreement with Executive, and shall fully vest within 30 days after the end of the Company’s 2021 fiscal year only if the Company’s EBITDA (as determined by the Board in good faith) exceeds $500 million for the Company’s 2021 fiscal year, subject to Executive’s continued employment through the last day of such fiscal year except as provided in Section 4.1(b)(iv), Section 4.1(c)(iv) and Section 4.1(d). If the Special RSUs are granted, no Special Performance Bonus shall be payable hereunder. For purposes hereof, “Qualified Public Offering” means the sale in an underwritten public offering registered under the Securities Act of 1933, as amended, of shares of the Parent’s common stock having an aggregate offering value of at least $30 million.

3.7 Business Expenses. During the Employment Period, the Company agrees to reimburse Executive for all reasonable and necessary business expenses subject to the Company’s standard requirements regarding the reporting and documentation of such expenses.

3.8 Benefits. During the Employment Period, Executive shall, in accordance with Company policy and the terms of any then applicable plan documents, be entitled to participate in the Petco group medical, dental, vision, 401(k), deferred compensation, and flex spending plans and other benefits, in each case, on a basis no less favorable than on which such plans, programs or benefits are provided to the Company’s other senior executives from time to time. It is understood that the Company may modify or cancel any or all such plans, programs or benefits in its discretion, consistent with the requirements of state or federal law. Currently these benefits, plans and programs include the elements described in the remainder of Sections 3.9 through 3.14.

3.9 Financial Planning and Tax Services. Financial, investment, estate and tax planning services from AYCO Financial Services (or such other financial services company as may be designated by Executive having an equal or lower cost) will be provided at no cost to Executive.

3.10 Disability and Life Insurance. Short-term and long-term disability insurance, Company-paid Group Term Life Insurance equal to three times Executive’s annual earnings up to a maximum of $1,000,000.00, and AD&D Insurance will be provided at no cost to Executive.

3.11 401(k) Savings Plan. Executive will be eligible to participate in the Company sponsored 401(k) plan, provided that Executive meets all eligibility requirements. Under current plan terms, Executive may elect to contribute up to sixty (60) percent of his salary on a tax-deferred basis (subject to IRS annual contribution limits and any plan discrimination testing limits), and Petco will provide a matching one hundred percent (100%) contribution on the first one percent (1%) and fifty percent (50%) contribution on the next two percent (2%) of Executive’s deferred salary contribution.

3.12 Paid Time Off. Executive will be entitled to Paid Time Off (PTO) in accordance with the Company’s then existing standard policy for the Company’s senior executives. PTO must be taken according to the terms of Petco’s policy and Executive shall use such PTO in a manner that is minimally disruptive to Company’s business.

3.13 Non-Qualified Deferred Compensation Plan. Executive may contribute up to eighty-five percent (85%) of his base pay and up to one hundred percent (100%) of his bonus pay each calendar year into the Company’s non-qualified deferred compensation plan. Petco currently has a discretionary match of $.50 on each dollar up to a maximum of three percent (3%) of an employee’s contribution for base pay and $.50 on each dollar up to a maximum of six percent (6%) of an employee’s contribution for bonus pay.

3.14 Petco Discount and Other Benefits. Executive will be eligible to participate in a number of Petco-sponsored benefits, including a twenty percent (20%) merchandise discount at all Petco stores, discounted pet insurance through Petco’s then existing preferred pet insurance vendor, membership privileges at the San Diego County Credit Union, a discount at 24-Hour Fitness Centers, discounted childcare at Children’s World Learning Centers, and an annual executive physical through Scripps Executive Health.

3.15 Private Air Travel. Executive will be entitled to private air travel in accordance with Petco’s travel policy, as such travel policy may be amended from time to time.

4.	TERM

4.1 Petco is an “at will” employer and as such, employment with Petco is not for a fixed term or definite period and may be terminated at the will of either party, with or without Cause, and with or without prior notice. No supervisor or other representative of the Company (except the Board) has the authority to enter into any agreement for employment for any specified period of time, or to make any agreement contrary to the preceding sentence. This is the final and complete agreement on this term. Any contrary representations which may have been made or which may be made to Executive are superseded by this Agreement. Upon termination of Executive’s employment with Petco for any reason (such cessation of employment, a “termination” and the effective date of such termination, the “termination date” or “date of termination”), he shall automatically be deemed to have resigned from all positions with the Company and its affiliates.

(a) Accrued Obligations. If the Employment Period is terminated by the Company or by Executive for any reason, including as a result of Executive’s death or Disability (as defined below), Executive (or Executive’s legal representatives or estate, as applicable) shall be entitled to receive his earned but unpaid Base Salary through his termination date plus any accrued but unused PTO and vacation and unreimbursed business expenses through the termination date, in each case, payable within five days following the termination date (or such earlier date required by applicable law), in addition to any other vested employee benefits to which Executive is entitled as of the termination date under the employee benefit plans of the Company.

(b) Covered Termination Other Than During a Change in Control Period. Notwithstanding the at-will nature of the employment relationship between Petco and Executive, if Executive experiences a Covered Termination at any time other than during a Change in Control Period, explicitly conditioned upon Executive’s furnishing to the Company, and not revoking, an executed waiver and release of claims (in substantially the form of APPENDIX B, which is attached to this Agreement), in addition to any amounts under Section 4.1(a) herein, Executive shall also be entitled to receive:

(i) A lump sum payment equal to eighteen (18) months of his current Base Salary in effect as of the date of termination, payable thirty (30) days after the date of termination (or, if later, when the release of claims becomes irrevocable, but no later than sixty (60) days after the date of termination);

(ii) A lump sum payment of any unpaid Annual Performance Bonus for a fiscal year ending prior to the date of termination, payable when such Annual Performance Bonus would have otherwise been payable to Executive pursuant to Section 3.5 had Executive’s employment not terminated;

(iii) A lump sum payment equal to the pro rata portion of any Annual Performance Bonus that Executive would have been entitled to receive pursuant to Section 3.5 in respect of the fiscal year in which such termination occurs based on the ratio of the number of days employed during such fiscal year to 365, but only to the extent of achievement of the applicable Company performance criteria (disregarding any individual performance criteria) for such Annual Performance Bonus, payable when such Annual Performance Bonus would have otherwise been payable to Executive pursuant to Section 3.5 had Executive’s employment not terminated;

(iv) If (A) the Special Performance Bonus has not previously been paid, the Special RSUs have not been granted and such termination occurs in the fiscal year immediately following a fiscal year in which the Company’s EBITDA (as determined pursuant to Section 3.6) exceeded $500 million, Executive shall receive a lump sum payment equal to the pro rata portion of the Special Performance Bonus (if any) that Executive would have been entitled to receive pursuant to Section 3.6 in respect of the fiscal year in which such termination occurs, based on the ratio of the number of days employed during the applicable two consecutive fiscal years to 730, but only to the extent of achievement of the applicable EBITDA performance metric for such second fiscal year, payable when such Special Performance Bonus would have otherwise been payable to Executive pursuant to Section 3.6 had Executive’s employment not terminated, or

(B) if the Special RSUs were granted, the termination occurs in the Company’s 2021 fiscal year and the Company’s EBITDA (as determined pursuant to Section 3.6) exceeds $500 million for such fiscal year, Executive shall be entitled to pro rata vesting of the Special RSUs that would have vested based on the ratio of the number of days that Executive was employed during fiscal 2021 to 365, vesting at the time the Special RSUs would have vested had Executive’s employment not terminated;

(v) With respect to outstanding equity or equity-based awards granted by Parent to Executive and held by Executive on his termination date which vest solely on the basis of service (“Time-Based Awards”), effective on Executive’s termination date, the portion of each Time-Based Award that would have become vested had Executive remained continuously employed by Petco for an additional twelve (12) months following his termination date shall become vested and exercisable (as applicable); provided, however, that this Section 4.1(b)(v) shall not apply to the Special RSUs or any outstanding Class C common units in Scooby LP, a Delaware limited partnership (“Scooby”);

(vi) With respect to outstanding equity or equity-based awards granted by Parent to Executive and held by Executive on his termination date which vest on the basis of performance (“Performance-Based Awards”), effective on Executive’s termination date, Performance-Based Awards with performance periods that end within the twelve (12) month period following his termination date will remain outstanding and eligible to become earned (subject to the applicable performance-based vesting conditions set forth in the applicable grant agreement) as if Executive had remained continuously employed by Petco for an additional twelve (12) months following his termination date; provided, however, that this Section 4.1(b)(vi) shall not apply to the Special RSUs or any outstanding Class C common units in Scooby; and

(vii) Continued medical benefits at the Company’s sole expense for a period of eighteen (18) months (the “Severance Period”), to the extent Executive elects and remains eligible to continue those benefits under COBRA; provided, that if the Company determines that it cannot provide such continued medical benefits without adverse tax consequences to Executive or the Company or for any other reason, then the Company shall, in lieu thereof, provide to Executive a taxable amount equal to the monthly plan premium payment for such medical benefits in substantially equal monthly installments over the Severance Period (or the remaining portion thereof).

(c) Covered Termination During a Change in Control Period. Notwithstanding the at-will nature of the employment relationship between Petco and Executive, if Executive experiences a Covered Termination during a Change in Control Period, explicitly conditioned upon Executive’s furnishing to the Company, and not revoking, an executed waiver and release of claims (in substantially the form of APPENDIX B, which is attached to this Agreement), in addition to any amounts under Section 4.1(a) herein, Executive shall also be entitled to receive:

(i) A lump sum payment equal to two (2) times the sum of (A) Executive’s current Base Salary in effect as of the termination date, plus (B) an amount equal to Executive’s then current target Annual Performance Bonus; provided, however, that if Executive’s Base Salary or target Annual Performance Bonus has been reduced during the sixty (60) day period prior to Executive’s termination date, then for purposes of such severance payment calculation the higher Base Salary and/or target Annual Performance Bonus, as applicable, will be used; provided, further, however, that the term “target Annual Performance Bonus” as used in this Section 4.1(c)(i) is intended merely as a method to compute the amount of the severance payment provided for herein. Such lump sum payment shall be payable thirty (30) days after the termination date (or, if later, when the release of claims becomes irrevocable, but no later than sixty (60) days after the termination date);

(ii) A lump sum payment of any unpaid Annual Performance Bonus for a fiscal year ending prior to the termination date, payable when such Annual Performance Bonus would have otherwise been payable to Executive pursuant to Section 3.5 had Executive’s employment not terminated;

(iii) A lump sum payment equal to the pro rata portion of any Annual Performance Bonus that Executive would have been entitled to receive pursuant to Section 3.5 in respect of the fiscal year in which such termination occurs based on the ratio of the number of days employed during such fiscal year to 365, but only to the extent of achievement of the applicable Company performance criteria (disregarding any individual performance criteria) for such Annual Performance Bonus, payable when such Annual Performance Bonus would have otherwise been payable to Executive pursuant to Section 3.5 had Executive’s employment not terminated;

(iv) If (A) the Special Performance Bonus has not previously been paid, the Special RSUs have not been granted and such termination occurs in the fiscal year immediately following a fiscal year in which the Company’s EBITDA (as determined pursuant to Section 3.6) exceeded $500 million, Executive shall receive a lump sum payment equal to the Special Performance Bonus that Executive would have been entitled to receive pursuant to Section 3.6 in respect of the fiscal year in which such termination occurs, but only to the extent of achievement of the applicable EBITDA performance metric for such second fiscal year, payable when such Special Performance Bonus would have otherwise been payable to Executive pursuant to Section 3.6 had Executive’s employment not terminated or (B) if the Special RSUs were granted and the termination occurs in the Company’s 2021 fiscal year and the Company’s EBITDA (as determined pursuant to Section 3.6) exceeds $500 million for such fiscal year, Executive shall be entitled to vesting of the Special RSUs at the time the Special RSUs would have vested had Executive’s employment not terminated;

(v) Effective on Executive’s termination date, full vesting and exercisability (as applicable) of all Time-Based Awards; provided, however, that this Section 4.1(c)(v) shall not apply to the Special RSUs or any outstanding Class C common units in Scooby;

(vi) Effective on Executive’s termination date, all Performance-Based Awards will remain outstanding and eligible to become earned (subject to the applicable performance-based vesting conditions set forth in the applicable grant agreement) as if Executive had remained continuously employed by Petco through settlement of the Performance-Based Award; provided, however, that this Section 4.1(c)(vi) shall not apply to the Special RSUs or any outstanding Class C common units in Scooby; and

(vii) Continued medical and/or dental insurance benefits (including family enrollment, if applicable) at the Company’s sole expense for the Severance Period, to the extent Executive elects and remains eligible to continue those benefits under COBRA; provided, that if the Company determines that it cannot provide such continued benefits without adverse tax consequences to Executive or the Company or for any other reason, then the Company shall, in lieu thereof, provide to Executive a taxable amount equal to the monthly plan premium payment for such medical and/or dental benefits in substantially equal monthly installments over the Severance Period (or the remaining portion thereof).

(d) Termination Due to Death or Disability. In the event of Executive’s termination due to death or Disability, in addition to any amounts under Section 4.1(a) herein, Executive shall also be entitled to receive:

(i) Effective on Executive’s termination date, full vesting and exercisability (as applicable) of all Time-Based Awards; provided, however, that this Section 4.1(d)(i) shall not apply to the Special RSUs or any outstanding Class C common units in Scooby;

(ii) Effective on Executive’s termination date, all Performance-Based Awards will remain outstanding and eligible to become earned (subject to the applicable performance-based vesting conditions set forth in the applicable grant agreement) as if Executive had remained continuously employed by Petco through settlement of the Performance-Based Award; provided, however, that this Section 4.1(d)(ii) shall not apply to the Special RSUs or any outstanding Class C common units in Scooby; and

(iii) If the Special RSUs were granted and the termination occurs in the Company’s 2021 fiscal year and the Company’s EBITDA (as determined pursuant to Section 3.6) exceeds $500 million for such fiscal year, Executive shall be entitled to vesting of the Special RSUs at the time the Special RSUs would have vested had Executive’s employment not terminated.

4.2 Section 409A.

(a) To the extent applicable, this Agreement shall be interpreted and applied consistent and in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder. If, however, the Parties determine that any compensation or benefits payable under this Agreement may be or become subject to Section 409A of the Code, the Parties shall cooperate to adopt such amendments to this Agreement or to adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take such other actions, as the Parties determine to be necessary or appropriate to (i) exempt the compensation and benefits payable under this Agreement from Section 409A of the Code and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with the requirements of Section 409A of the Code. In furtherance of the foregoing, Executive’s date of termination of service with the Company for purposes of determining the date that any payment or benefit that is treated as nonqualified deferred compensation under Section 409A of the Code is to be paid or provided (or in determining whether an exemption to such treatment applies), shall be the date on which Executive has incurred a “separation from service” within the meaning of Section 409A(a)(2)(A)(i) and applicable guidance thereunder (“Separation from Service”). Notwithstanding any provision of this Agreement to the contrary, to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, no payment or distribution under this Agreement that becomes payable by reason of Executive’s termination of employment with the Company will be made to Executive unless Executive’s termination of employment constitutes a Separation from Service. In addition, for purposes of this Agreement, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A of the Code. To the extent the Company is required pursuant to this Agreement to reimburse expenses or provide a gross-up for taxes incurred by Executive, and such reimbursement or gross-up obligation is subject to Section 409A of the Code, the Company shall reimburse any such eligible expenses by the end of the calendar year next following the calendar year in which the expense was incurred (and provide the tax gross-up payments no later than the end of the calendar year next following the calendar year in which the related taxes were remitted), subject to any earlier required deadline for payment otherwise applicable under this Agreement. In addition, to the extent any expense reimbursements or in-kind benefits are subject to Section 409A, (x) the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and the amount of any in-kind benefits provided in one year shall not affect the amount of in-kind benefits provided in any other year, and (y) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(b) If the Company in good faith determines that Executive is a “specified employee” (as defined in Section 409A(a)(2)(B)(i) of the Code) with respect to the payment of benefits or the provision of benefits coverage under this Agreement at the time of his Separation from Service and that the immediate commencement of such payment or provision, as otherwise provided in this Agreement, would constitute a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, then, to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, notwithstanding any provision to the contrary in this Agreement (and in an effort to spare Executive such additional taxes), the Company shall delay the commencement of payments or benefits coverage to which Executive would otherwise become entitled under this Agreement in connection with Executive’s Separation from Service until the earlier of:

(i) the expiration of the six (6)-month period measured from the date of Executive’s Separation from Service, or

(ii) the date of Executive’s death.

Upon expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this provision (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

5.	DEFINED TERMS.

The following terms referred to in this Agreement shall have the following meanings:

(a) “Cause” shall mean:

(i) Executive’s material breach of this Agreement, which breach is not cured within thirty (30) days of receipt by Executive of written notice from the Board specifying the breach, which notice shall be delivered to Executive within ninety (90) days after such breach is discovered by the Board and shall identify the manner in which the Company believes that the Executive has committed such breach and the steps required to cure such breach;

(ii) The willful failure or refusal by Executive to substantially perform his duties hereunder that has not been remedied within thirty (30) business days after written demand for substantial performance has been delivered to Executive by the Company, which demand shall be delivered to Executive within ninety (90) days after the initial existence of such failure or refusal and shall identify the manner in which the Company believes that the Executive has committed such failure or refusal and the steps required to cure such failure or refusal;

(iii) The conviction of Executive of, or the entering of a plea of nolo contendere by Executive with respect to a felony or a misdemeanor involving moral turpitude;

(iv) Executive’s inability or failure to competently perform his duties hereunder in any material respect due to the use of drugs or alcohol; or

(v) Executive’s material breach of any policy or code of conduct of Petco, Parent or their respective affiliates, which breach, if capable of cure, is not cured within thirty (30) days of receipt by Executive of written notice from the Board specifying the breach, which notice shall be delivered to Executive within ninety (90) days after such breach is discovered by the Board and shall identify the manner in which the Company believes that the Executive has committed such breach and the steps required to cure such breach.

(b) “Change in Control” shall have the meaning set forth in the Equity Plan.

(c) “Change in Control Period” shall mean the period of time commencing three (3) months prior to and ending eighteen (18) months following a Change in Control.

(d) “Covered Termination” shall mean a termination of Executive’s employment with Petco and its affiliates by Petco without Cause or by Executive for Good Reason.

(e) “Disability” shall mean that Executive either (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months or (ii) is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under the Company’s accident and health plan.

(f) “Equity Plan” shall mean the Petco Health and Wellness Company, Inc. 2020 Equity Incentive Plan.

(g) “Good Reason” shall mean the occurrence, without the express written consent of Executive, of any of the following conditions:

(i) the removal of Executive from the Board for any reason while he is entitled to serve on the Board pursuant to Section 1.1;

(ii) a material diminution in Executive’s authority, duties or responsibilities;

(iii) Executive is required to report to any person or body other than the Board;

(iv) a material diminution in Executive’s Base Salary or target bonus amount;

(v) the relocation of Executive’s own office to a location more than thirty (30) miles from its present location;

(vi) the failure of the Company to obtain the assumption in writing of its obligation to perform this Agreement by any successor to all or substantially all of the assets of the Company, whether direct or indirect by a merger, consolidation, sale or similar transaction, unless such assumption occurs by operation of law; or

(vii) any other action or inaction that constitutes a material breach by the Company of the Agreement.

If Executive intends to resign for Good Reason for one or more of the conditions listed above, Executive shall give notice of such intent to the Company within ninety (90) days after the initial existence of such condition, detailing such condition with specificity. If the Company does not remedy the condition within thirty (30) days of receiving such notice, then any resignation by Executive from the Company within the one hundred eighty (180)-day period beginning with the initial existence of such foregoing condition shall be deemed a resignation for “Good Reason.”

6.	AMENDMENT AND WAIVER.

6.1 The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

7.	CONFIDENTIAL AND PROPRIETARY INFORMATION; NONSOLICITATION.

7.1 Executive agrees to execute and abide by the Proprietary Information and Inventions Agreement attached hereto as APPENDIX A.

7.2 Executive recognizes that his employment with the Company will involve contact with information of substantial value to the Company, which is not generally known in the trade, and which gives the Company an advantage over its competitors who do not know or use it, including but not limited to, techniques, designs, drawings, processes, inventions, developments, equipment, prototypes, sales and customer information, and business and financial information relating to the business, products, practices and techniques of the Company, (hereinafter referred to as “Confidential and Proprietary Information”). Executive will at all times regard and preserve as confidential such Confidential and Proprietary Information obtained by Executive from whatever source and will not, either during his employment with the Company or thereafter, publish or disclose any part of such Confidential and Proprietary Information in any manner at any time, or use any Confidential and Proprietary Information except on behalf of the Company, without the prior written consent of the Company.

7.3 While employed by the Company and for one (1) year thereafter, the Executive agrees that in order to protect the Company’s Confidential and Proprietary Information from unauthorized use, that Executive will not, either directly or through others, (i) solicit or attempt to solicit any employee, consultant or independent contractor of the Company to terminate his or her relationship with the Company in order to become an employee, consultant or independent contractor to or for any other person or business entity; or (ii) use the Company’s trade secrets or confidential information to solicit or attempt to solicit the business of any customer, vendor or distributor, partner or strategic alliance of the Company which, at the time of termination or one (1) year immediately prior thereto, was doing business with the Company.

7.4 Notwithstanding any other provision in this Agreement or the Proprietary Information and Inventions Agreement, Executive understands and acknowledges that, pursuant to Section 7 of the Defend Trade Secrets Act of 2016 (which added 18 U.S.C. § 1833(b)), Executive shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (A) (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. If Executive files a lawsuit for retaliation by Petco for reporting a suspected violation of law, Executive may disclose the Company’s trade secrets to Executive’s attorney and use the trade secret information in the court proceeding if Executive: (i) files any document containing the trade secret under seal; and (ii) does not disclose the trade secret, except pursuant to court order. Nothing in this Agreement or the Proprietary Information and Inventions Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such Section.

8.	INDEMNIFICATION.

Parent will indemnify Executive pursuant to Parent’s bylaws and the terms of that certain Indemnification Agreement to be entered into between Parent and Executive in connection with the Qualified Public Offering and provide Executive with directors and officers insurance obtained by Parent, insuring Executive against insurable events which occur or have occurred or may occur while Executive is a director of Parent or employed by the Company or any of its affiliates, on terms and conditions that are at least as favorable as that then provided to other directors and officers of Parent. This Section shall survive for 6 years following termination of the Employment Period.

9.	LEGAL FEES.

The Company shall reimburse Executive for reasonable legal fees of up to $20,000 actually incurred by Executive in connection with the preparation and execution of this Agreement; provided, that Executive furnishes the Company with reasonable written supporting documentation with respect to such legal fees.

10.	ASSIGNMENT AND BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of Executive and Executive’s heirs, executors, personal representatives, assigns, administrators and legal representatives. Due to the unique and personal nature of Executive’s duties under this Agreement, neither this Agreement nor any rights or obligations under this Agreement shall be assignable by Executive. This Agreement shall be binding upon and inure to the benefit of the Company and its successors, assigns and legal representatives. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

11.	NOTICES.

11.1 All notices or demands of any kind required or permitted to be given by the Company or Executive under this Agreement shall be given in writing and shall be personally delivered (and receipted for), e-mailed (delivery receipt requested), or mailed by certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Company:

PETCO Animal Supplies Stores, Inc.

10850 Via Frontera

San Diego, CA 92127

Attn: Chief Legal Officer

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Sean P. Griffiths

If to Executive: At the address reflected in the Company’s payroll records.

Any such written notice shall be deemed received when personally delivered, when delivered by e-mail or three (3) days after its deposit in the United States mail as specified above. Either Party may change its address for notices by giving notice to the other Party in the manner specified in this section.

12.	CHOICE OF LAW.

This Agreement is made in San Diego, California. The parties agree that it shall be construed and interpreted in accordance with the laws of the State of California, regardless of the choice of law’s provisions of such state or any other jurisdiction.

13.	INTEGRATION.

This Agreement contains the complete, final and exclusive agreement of the Parties relating to the subject matter of this Agreement, and supersedes all prior oral and written employment agreements or arrangements between the Parties unless otherwise expressly referenced above.

14.	AMENDMENT.

This Agreement cannot be amended or modified except by a written agreement signed by Executive and a duly authorized representative of the Board.

15.	WAIVER.

No term, covenant or condition of this Agreement or any breach thereof shall be deemed waived, except with the written consent of the Party against whom the wavier in claimed, and any waiver or any such term, covenant, condition or breach shall not be deemed to be a waiver of any preceding or succeeding breach of the same or any other term, covenant, condition or breach.

16.	SEVERABILITY.

The finding by a court or arbitrator of the unenforceability, invalidity or illegality of any provision of this Agreement shall not render any other provision of this Agreement unenforceable, invalid or illegal. Such court shall have the authority to modify or replace the invalid or unenforceable term or provision with a valid and enforceable term or provision that will most accurately represent the parties’ intention with respect to the invalid or unenforceable term or provision.

17.	INTERPRETATION; CONSTRUCTION.

The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. This Agreement has been drafted by legal counsel representing the Company, but Executive has been encouraged, and has consulted with, his own independent counsel with respect to the terms of this Agreement. The Parties acknowledge that each Party and its counsel has reviewed and revised, or had an opportunity to review and revise, this Agreement, and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

18.	REPRESENTATIONS AND WARRANTIES.

Executive represents and warrants that he is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that his execution and performance of this Agreement will not violate or breach any other agreements between Executive and any other person or entity.

19.	ARBITRATION.

19.1 The Parties agree to arbitrate any dispute, claim, or controversy (“Claim”) including, but not limited to, claims of employment discrimination and harassment under Title VII of the Civil Rights Act, as amended, and the California Fair Employment & Housing Act, age discrimination under the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, 42 U.S.C. section 1981, the Employment Retirement Income Security Act, the California Labor Code, breach of employment contract or the implied covenant of good faith and fair dealing, wrongful discharge, or tortious conduct (whether intentional or negligent) including defamation, misrepresentation, fraud, infliction of emotional distress, but excluding claims for workers’ compensation benefits or unemployment insurance or claims for wages before the California Department of Industrial Relations.

19.2 The arbitration shall be conducted by a single neutral arbitrator in accordance with the rules issued by the American Arbitration Association (“AAA”) for resolution of employment disputes. The arbitration shall take place in the City of San Diego. The Company will pay the fee for the arbitration proceeding, as well as any other charges by the AAA.

19.3 The Arbitrator shall issue a written decision or award. The decision or award of the arbitrator shall be final and binding upon the Parties. The arbitrator shall have the power to award any type of relief that would be available in a court of competent jurisdiction. Any award may thereafter be entered as a judgment in any court of competent jurisdiction. Executive agrees that any relief to which he is entitled arising out of his employment or cessation of that employment shall be limited to that awarded by the arbitrator.

19.4 Executive agrees to file any demand for arbitration within the time limit established by the applicable statute of limitations for the asserted claims. Failure to demand arbitration within the prescribed time period shall result in waiver of any claims.

19.5 A court or arbitrator construing this Agreement may modify, or interpret it to the extent and such manner as to render it enforceable.

19.6 Executive has agreed to this arbitration provision in consideration of his employment by the Company and upon consultation with private counsel of his choice.

19.7 EXECUTIVE HAS READ AND UNDERSTANDS THIS SECTION 19 WHICH DISCUSSES ARBITRATION. EXECUTIVE UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, EXECUTIVE AGREES TO SUBMIT ANY FUTURE CLAIMS ARISING OUT OF, RELATED TO, OR IN CONNECTION WITH EXECUTIVE’S EMPLOYMENT OR TERMINATION THEREOF, OR THE INTERPRETATION, VALIDITY, CONSTRUCTION, PERFORMANCE OR BREACH OF THIS AGREEMENT, TO BINDING ARBITRATION, AND THAT THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF EXECUTIVE’S RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO ALL RESPECTS OF THE EMPLOYER/EXECUTIVE RELATIONSHIP, INCLUDING BUT NOT LIMITED TO, DISCRIMINATION CLAIMS.

20.	LITIGATION COSTS.

Should any litigation, arbitration, or administrative action be commenced between the Parties or their personal representatives concerning any provision of this Agreement or the rights and duties of any person in relation to this Agreement, the Party or Parties prevailing in such action shall be entitled, in addition to such other relief as may be granted, to a reasonable sum for that Party’s attorney’s fees, which shall be determined by the court, arbitrator, or administrative agency.

21.	TRADE SECRETS OF OTHERS.

It is the understanding of both the Company and Executive that Executive shall not divulge to the Company and/or its subsidiaries any confidential information or trade secrets belonging to others, including Executive’s former employers, nor shall the Company and/or its affiliates seek to elicit from Executive any such information. Consistent with the foregoing, Executive shall not provide to the Company and/or its affiliates, and the Company and/or its affiliates shall not request, any documents or copies of documents containing such information.

22.	SECTION 280G.

Notwithstanding anything to the contrary in this Agreement, if Executive is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for in this Agreement, together with any other payments and benefits which Executive has the right to receive from Petco, Parent or any of their affiliates, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for in this Agreement shall be either (a) reduced (but not below zero) so that the present value of such total amounts and benefits received by Executive from Petco, Parent and their affiliates will be one dollar ($1.00) less than three times Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code) such that no portion of such amounts and benefits received by Executive shall be subject to the excise tax imposed by Section 4999 of the Code or (b) paid in full, whichever produces the better net after-tax position to Executive (taking into account any applicable excise tax under Section 4999 of the Code and any other applicable taxes). The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder or otherwise in a similar order. The determination as to whether any such reduction in the amount of the payments and benefits provided hereunder is necessary shall be made by a nationally recognized accounting or consulting firm retained by Petco at Petco’s expense. If a reduced payment or benefit is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits from Petco, Parent or their affiliates used in determining if a “parachute payment” exists, exceeds one dollar ($1.00) less than three times Executive’s base amount, then Executive shall immediately repay such excess to Petco, Parent or their affiliate, as applicable, upon notification that an overpayment has been made.

Nothing in this Section 22 shall require Petco or Parent to be responsible for, or have any liability or obligation with respect to, Executives’ excise tax liabilities under Section 4999 of the Code.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written to be effective on the Effective Date.

EXECUTIVE

/s/ Ronald V. Coughlin
Ronald V. Coughlin

PETCO ANIMAL SUPPLIES STORES, INC.

By:	/s/ Michelle Bonfilio
Name: Michelle Bonfilio
Title: Chief Human Resources Officer

PET ACQUISITION LLC

By:	/s/ Michelle Bonfilio
Name: Michelle Bonfilio
Title: Chief Human Resources Officer

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AMENDED AND RESTATED EMPLOYMENT AGREEMENT